	Exhibit 99(c)
HSBC Finance Corporation
Household Credit Card Master Note Trust I, Series 2001-2

Original Principal
Class A	500,000,000.00
Class B	43,807,000.00
Number of Bonds (000's)
Class A	500,000
Class B	43,807

		2004 Totals

CLASS A
Class A Principal Distributions		500,000,000.00
Class A Interest Distributions		3,032,135.43

CLASS B
Class B Principal Distributions		43,807,000.00
Class B Interest Distributions		322,442.33